UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

New York & Company, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
649295102
(CUSIP Number)
August 22, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	649295102

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,180**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,375,180**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,375,180**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4.

CUSIP No.	649295102

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,180**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,375,180**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,375,180**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4.

CUSIP No.	649295102

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,180**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,375,180**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,375,180**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4.

CUSIP No.	649295102

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,180**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,375,180**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,375,180**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4.

CUSIP No.	649295102

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,375,180**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,375,180**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,375,180**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Common Stock, $0.001 par value (the “Common Stock”), of New York & Company, Inc., a Delaware corporation (the “Issuer”), held by the Master Fund.

Item 1(a)	Name of Issuer.
New York & Company, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
450 West 33rd Street
5th Floor
New York, New York 10001

Item 2(a)	Name of Person Filing.
(1)	North Run Capital, LP

(2)	North Run GP, LP

(3)	North Run Advisors, LLC

(4)	Todd B. Hammer

(5)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

Item 2(c)	Citizenship or Place of Organization.
(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership.

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
Common Stock, $0.001 par value.

Item 2(e)	CUSIP Number.
649295102

Item 4	Ownership.
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 3,375,180 shares of Common Stock.

(b)
North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 5.4% of the outstanding shares of Common Stock. This percentage was determined by dividing 3,375,180 by 61,946,283, which is the number of shares of Common Stock outstanding as of May 27, 2011, according to the Issuer’s Form 10-Q filed on June 9, 2011 with the Securities and Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 3,375,180 shares of Common Stock beneficially owned.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Investors in the funds identified in the introduction hereto have an indirect interest in dividends and/or sale proceeds of the Common Stock held by the Master Fund. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, of more than 5% of the Common Stock.

Item 10	Certification.
By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 24-1
Power of Attorney of Thomas B. Ellis, dated December 11, 2009.

Exhibit 24-2
Power of Attorney of Todd B. Hammer, dated December 11, 2009.
Exhibit 99-1
Joint Filing Agreement, dated September 1, 2011, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2011

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC
its general partner

By:	*
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	*
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC
its general partner

By:	*
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	*
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	*
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	*
	Name:	Todd B. Hammer
	Title:	Member

*
Thomas B. Ellis

*
Todd B. Hammer

* By	/s/ SARAH L. FILION
Sarah L. Filion, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits hereto